News Release	AMEX, TSX Symbol: NG

NovaGold Quarterly Call Rescheduled to July 24

July 16, 2008 - Vancouver, British Columbia - NovaGold Resources Inc. (AMEX, TSX: NG) today announced that as a result of the power outage in downtown Vancouver, its quarterly conference call and webcast has been rescheduled to Thursday, July 24 at 11 am PST (2 pm EST). Participants can dial in toll-free at 1-800-952-4972 or view the live webcast at www.novagold.net.

As a result of the power outage NovaGold’s head office has been without phone and email service since Monday. Email has been restored, but the phones are not operating. NovaGold has been advised by its office building that although tenants are expected to be allowed to return to the building Thursday morning, there are no assurances that the timeline will be met. In view of this the Company has decided to delay the conference.

About NovaGold

NovaGold is a precious metals company engaged in the exploration and development of mineral properties in Alaska and Western Canada. Production is scheduled for 2008 at the 100%-owned Nome Operations in Alaska, which includes the Rock Creek, Big Hurrah and Nome Gold deposits. NovaGold owns 50% of the Donlin Creek gold project in Alaska, one of the world’s largest gold deposits, with Barrick Gold (50%). The Company also owns 50% of the Galore Creek copper-gold-silver project in British Columbia with Teck Cominco (50%). Also in Alaska, NovaGold is earning a 51% interest as manager of the high-grade Ambler copper-zinc-silver-gold project in partnership with Rio Tinto. NovaGold has one of the largest resource bases of any exploration or development-stage precious metals company. NovaGold trades on the TSX and AMEX under the symbol NG. More information is available online at www.novagold.net or by e-mail at info@novagold.net.

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Contacts

Greg Johnson
Vice President, Corporate Communications and Strategic Development

Rhylin Bailie
Manager, Corporate & Investor Relations

604-669-6227 or 1-866-669-6227